UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34247

GENTHERM INCORPORATED

(Exact name of registrant as specified in its charter)

21680 Haggerty Road

Northville, MI 48167

(248) 504-0500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Gentherm Incorporated has caused this certification/notice to be signed by the undersigned duly authorized person.

Date: March 26, 2018	GENTHERM INCORPORATED

	By:	/s/ Kenneth J. Phillips
Name: Kenneth J. Phillips Title: Vice President

(1)	The Preferred Stock Purchase Rights expired on March 5, 2018 in accordance with the terms of the Rights Agreement by and between Gentherm Incorporated and Computershare Trust Company, N.A., as Rights Agent, dated January 26, 2009, as amended on March 30, 2011 and March 5, 2018. Gentherm Incorporated initially filed a Form 8-A to register the Rights on January 27, 2009.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.